FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 24, 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Vesting of 2007 GlaxoSmithKline Performance Share Plan Awards

The three-year performance period for the GlaxoSmithKline Performance Share Plan (the Performance Share Plan) awards made in 2007, which commenced on 1 January 2007, came to an end on 31 December 2009.

The Remuneration Committee considered the performance achieved in respect of the PSP awards and determined that the:

·
awards granted to Executive Directors and CET members in office in 2007 were dependent on Total Shareholder Return (TSR) performance. The Company ranked at the median of the comparator group and therefore 35% of the awards subject to the TSR measure vested.

·
awards granted in 2007 to senior executives who have since been appointed a CET member, were dependent in part on TSR performance and in part on EPS performance. Half of these awards lapsed as GSK's EPS performance conditions were not met, and 35% of the half of the awards subject to the TSR performance measure vested.

The following Performance Share Plan awards made to the Executive Directors and CET members in office in 2007, vested in part on 23 February 2010 and the balance of the award lapsed, as set out in the table below:

	Awards vesting under TSR measure - 35% of award
	Ordinary Shares	ADSs
Mr A Witty*	29,750
Mr J S Heslop*	36,750
Mr M Slaoui*		24,150
Mr J M Clarke	26,950
Mr M Dunoyer	10,150
Mr D Learmouth	7,438
Mr W C Louv		8,750
Mr D J Phelan		13,475
Mr D Pulman		8,750
* denotes an Executive Director

Half of the award made in 2007 to senior executives who have since been appointed a CET member lapsed, the other half of the award vested in part (35%), the balance lapsed, on 23 February 2010 as set out in the table below:

	Awards that have not vested under EPS measure	Awards vesting under TSR measure - 35% of TSR portion of award
	Ordinary Shares	Ordinary Shares
Mr S M Bicknell	4,440	1,554
Mr E J Gray	5,900	2,065
Mr D S Redfern	5,900	2,065
Mr J R Stephenne	13,300	4,655
Ms C Thomas	4,440	1,554

The Company and PDMRs were advised of these transactions on 24 February 2010.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V Whyte
Deputy Company Secretary

24 February 2010

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 24, 2010

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc